Exhibit 3.2

AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED BYLAWS

OF

SANGAMO BIOSCIENCES, INC.

Article IV, Section 13 of the Second Amended and Restated Bylaws of Sangamo Biosciences, Inc. (the “Corporation”) shall be amended and restated in its entirety as follows:

“Any and all of the directors may be removed from office at any time, with or without cause, if such removal is approved by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation then entitled to vote in the election of directors.”

The Corporation has caused this Amendment No. 1 to be signed by the Corporation’s President, its authorized officer, on this 14th day of June, 2016.

SANGAMO BIOSCIENCES, INC.

By:	/s/ Alexander (Sandy) Macrae
Name:	Alexander (Sandy) Macrae
Title:	President and Chief Executive Officer